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                                                                    Exhibit 99.4


                                              December 13, 2000
                                              P 568 e
                                              Dr. Carlo Lick
                                              Agricultural
                                              -- Communications
                                              Europe
                                              Tel.: ++49/621/60-27085
                                              Fax: ++49/621/60-27512
                                              Carlo.lick@basf-ag.de


Further expansion of plant biotechnology

BASF PLANT SCIENCE TO ACQUIRE US PLANT BIOTECHNOLOGY
AND GENETICS COMPANY

-- ACQUISITION OF ExSeed GENETICS, LLC, AN ENHANCED CROP COMPANY

BASF Plant Science, Ludwigshafen, Germany, announced today that the company has entered into an agreement to acquire the assets of the US biotechnology and genetics company ExSeed Genetics, LLC, located in Owensboro, Kentucky.



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ExSeed was founded in 1994 and currently has over 50 employees. The company has been a forerunner in bringing nutritionally enhanced corn traits to market under its ExSeed Enhanced(TM) family of brandnames, the first of which was launched in North America in 1999 as NutriDense(R). NutriDense hybrid corn is an elevated oil, protein, and amino acid product which has been proven to show significant feed "cost of gain" savings for the poultry, swine, and dairy markets. In addition, through its research group based on the campus of the Iowa State University, ExSeed also has a strong pipeline in starch technology research that is expected to bring innovation to the use of starch in food and industrial settings.



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"ExSeed's NutriDense brands will be an excellent development platform for our future plant biotechnology research in animal feeds," states Dr. Hans Kast, President of BASF Plant Science. "BASF has a strong presence with all major animal feed customers through its world-wide fine chemicals business in vitamins and amino acid supplements. NutriDense will expand our product portfolio for this important market sector."

BASF recently acquired the Swedish starch biotechnology company Amylogene. The addition of the research in starch from ExSeed makes BASF Plant Science an industry leader in the production and modification of starch with proven capability in corn, small grains and potatoes. "We are excited to join with BASF Plant Science and have such a broad technology foundation in starch development", says Mark Scholl, CEO and President of ExSeed Genetics LLC, "The new BASF Plant Science starch platform will permit us to explore starch improvement for both yield increase and for the enhancement of starch as a raw material in food and industrial markets."

BASF Plant Science GmbH is a partnership between BASF and the Swedish seed company Svalof Weibull. This global research platform consists of dedicated research groups in Germany, Sweden, the United States and Canada and the support of numerous external collaborations. Examples of BASF Plant Science's research work are plants better able to survive periods of cold or are


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less sensitive to drought, or plants for healthier nutrition, e.g. plants with omega-3-fatty acids for preventing cardiovascular disorders.



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At BASF Plant Science, research funds of more than 700 million Euros are dedicated to provide added impetus to this still young field in the next ten years. More than 300 highly qualified jobs will be created worldwide.

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs, dispersions, automobile and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, crude oil and natural gas. BASF's approach to integration, known in German as "Verbund", is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of 29.5 billion Euro (about 29.5 billion USD) and

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a workforce of about 105,000 employees, BASF is one of the world's top chemical companies. BASF's internet address is http://www.basf-ag.de in Germany, and
http://basf.com in the US.            ---------------------
---------------

Contact for business media:

Dr. Hartmut Unger
Corporate Media Relations
Tel.: ++49/621/60-99123
Fax: ++49/621/60-92693
E-mail: hartmut.unger@basf-ag.de